UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

885807107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,339,875

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,339,875

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,339,875

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,762

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 23,762

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,762

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 60,170

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 60,170

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,170

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 107,614*

	6.	Shared Voting Power 2,423,807**

	7.	Sole Dispositive Power 107,614*

	8.	Shared Dispositive Power 2,423,807**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,531,421

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN

*  Includes 31,689 shares held in The Anderson Living Trust of which the reporting person is the trustee, 50,925 shares held by a retirement trust for the benefit of the reporting person and 25,000 shares held by Anvest, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the living trust’s and the partnership's shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 885807107

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 134,640*

	6.	Shared Voting Power 2,423,807**

	7.	Sole Dispositive Power 134,640*

	8.	Shared Dispositive Power 2,423,807**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,447

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8%

12.	Type of Reporting Person (See Instructions) IN

* Includes 57,526 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 54,073 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership's shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 885807107

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 176,848*

	6.	Shared Voting Power 2,423,807**

	7.	Sole Dispositive Power 176,848*

	8.	Shared Dispositive Power 2,423,807**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,600,655

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IN

* Includes 69,599 shares held in The Younger Living Trust of which the reporting person is the trustee, 92,531 shares held by a retirement trust for the benefit of the reporting person and 14,718 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person's pecuniary interest therein. The reporting person disclaims beneficial ownership of the children’s shares.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 885807107

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 281,819*

	6.	Shared Voting Power 2,423,807**

	7.	Sole Dispositive Power 281,819*

	8.	Shared Dispositive Power 2,423,807**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,705,626

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

* Includes 262,650 shares held in The Coxe Revocable Trust of which the reporting person is a trustee and 19,169 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the revocable  trust’s shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 885807107

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 45,332*

	6.	Shared Voting Power 2,423,807**

	7.	Sole Dispositive Power 45,332*

	8.	Shared Dispositive Power 2,423,807**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,469,139

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) IN

* Includes 1,499 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 24,084 shares held in the Gregory P.  Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust agreement’s and the unitrust’s shares except as to the reporting person's pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 885807107

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 45,332*

	6.	Shared Voting Power 2,423,807**

	7.	Sole Dispositive Power 45,332*

	8.	Shared Dispositive Power 2,423,807**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,469,139

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) IN

* Includes 19,749 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 885807107

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,461*

	6.	Shared Voting Power 2,423,807**

	7.	Sole Dispositive Power 24,461*

	8.	Shared Dispositive Power 2,423,807**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,448,268

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) IN

* Shares are held by a retirement trust for the benefit of the reporting person.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 885807107

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 70,968*

	6.	Shared Voting Power 2,423,807**

	7.	Sole Dispositive Power 70,968*

	8.	Shared Dispositive Power 2,423,807**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,494,775

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7%

12.	Type of Reporting Person (See Instructions) IN

* Includes 65,449 shares held in Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee and 5,519 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 885807107

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 34,402*

	6.	Shared Voting Power 2,423,807**

	7.	Sole Dispositive Power 34,402*

	8.	Shared Dispositive Power 2,423,807**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,458,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) IN

* Includes 25,231 shares held by a retirement trust for the benefit of the reporting person.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

CUSIP No. 885807107

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,423,807*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,423,807*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,423,807

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.5%

12.	Type of Reporting Person (See Instructions) IN

* Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Item 1.
	(a)	Name of Issuer Threshold Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1300 Seaport Boulevard, Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 885807107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 14
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 14
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 14. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet  and Sheehan are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2008
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

EXHIBIT A TO SCHEDULE 13G - THRESHOLD PHARMACEUTICALS, INC.

	Aggregate Number of
	Shares Beneficially Owned		% of
Name of Originator	Individual	Aggregate	Total Shares

Sutter Hill Ventures, A California Limited Partnership	2,339,875		6.3%

Sutter Hill Entrepreneurs Fund (AI), L.P.	23,762		0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	60,170		0.2%

David L. Anderson	107,614 Note 2			0.3%
		2,531,421	Note 1	6.8%
G. Leonard Baker, Jr	134,640 Note 3			0.4%
		2,558,447	Note 1	6.8%
William H. Younger, Jr.	176,848 Note 4			0.5%
		2,600,655	Note 1	7.0%
Tench Coxe	281,819 Note 5			0.8%
		2,705,626	Note 1	7.2%
Gregory P. Sands	45,332 Note 6			0.1%
		2,469,139	Note 1	6.6%
James C. Gaither	45,332 Note 7			0.1%
		2,469,139	Note 1	6.6%
James N. White	24,461 Note 8			0.1%
		2,448,268	Note 1	6.6%
Jeffrey W. Bird	70,968 Note 9			0.2%
		2,494,775	Note 1	6.7%
David E. Sweet	34,402 Note 10			0.1%
		2,458,209	Note 1	6.6%
Andrew T. Sheehan	0			0.0%
		2,423,807	Note 1	6.5%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner:Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships' shares except as to the reporting person's pecuniary interest therein.

Note 2:  Includes 31,689 shares held in The Anderson Living Trust of which the reporting person is the trustee, 50,925 shares held by a retirement trust for the benefit of the reporting person and 25,000 shares held by Anvest, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the living trust's and the partnership's shares except as to the reporting person's pecuniary interest therein.

Note 3:  Includes 57,526 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 54,073 shares held by Saunders Holdings, L.P.of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership's shares except as to the reporting person's pecuniary interest therein.

Note 4:  Includes 69,599 shares held in The Younger Living Trust of which the reporting person is the trustee, 92,531 shares held by a retirement trust for the benefit of the reporting person and 14,718 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the living trust's shares except as to the reporting person's pecuniary interest therein. The reporting person disclaims beneficial ownership of the children's shares.

Note 5:  Includes 262,650 shares held in The Coxe Revocable Trust of which the reporting person is a trustee and 19,169 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the revocable trust's shares except as to the reporting person's pecuniary interest therein.

Note 6:  Includes 1,499 shares held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 24,084 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts' shares except as to the reporting person's pecuniary interest therein.

Note 7:  Includes 19,749 shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the partnership's shares except as to the reporting person's pecuniary interest therein.

Note 8:  Shares are held by a retirement trust for the benefit of the reporting person.

Note 9:  Includes 65,449 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee and 5,519 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trust agreement's shares except as to the reporting person's pecuniary interest therein.

Note 10:  Includes 25,231 shares held by a retirement trust for the benefit of the reporting person.